UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2023

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 31, 2023, OKYO Pharma LTD (the “Company”) issued this 6K announcing, announced a $5.84M issuance of shares via: (i) a Company managed registered direct offering of 1,092,600 ordinary shares at an offering price of $1.50 per ordinary share conducted without an underwriter or placement agent; and (ii) the extinguishment of payables of $4.20M by the issuance of 2,766,667 shares at the offering price of $1.50 per share. The reduction of payables is considered by the Company to be a major endorsement by its creditors of its current strategy and constitutes a material reduction of OKYO’s payables. The gross cash proceeds to OKYO from the registered direct offering, before deducting offering expenses payable by OKYO, are expected to be $1.64M, together with a reduction of $4.20M of payables. The offering is expected to close on or about November 1 2023, subject to the satisfaction of customary closing conditions., a copy of which is furnished as Exhibit 99.1

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: October 31, 2023	By:	/s/ Keeren Shah
	Name:	Keeren Shah
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	News Announcement, dated October 31, 2023

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